UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41576

ECARX Holdings Inc.
(Translation of registrant’s name into English)

ECARX office, 2nd Floor South, International House
1 St. Katharine’s Way
London E1W 1UN
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

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ECARX Entered into Strategic Cooperation and Licensing Agreements with Xingji Meizu

ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, through its subsidiary, entered into a strategic cooperation agreement and a licensing agreement dated November 15, 2023 with Hubei Xingji Meizu Group Co., Ltd. (“Xingji Meizu”). Pursuant to the strategic cooperation agreement, the Company and Xingji Meizu will further collaborate in the development and commercialization of the Flyme Auto intelligent cockpit solutions for three years. Pursuant to the licensing agreement, the Company has obtained certain rights to distribute the Flyme Auto intelligent cockpit solutions worldwide for three years with a total licensing fee of RMB150 million payable by the Company in installments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Jing (Phil) Zhou
Name	:	Jing (Phil) Zhou
Title	:	Chief Financial Officer

Date: November 16, 2023

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